Exhibit 12.1
Novelis Inc.
Computation of Ratio of Earnings to Fixed Charges

Three	April 1,	May 16,	Three	Three
Months	2007	2007	Year	Months	Months
Year Ended	Year Ended	Year Ended	Ended	Through	Through	Ended	Ended	Ended
December 31,	December 31,	December 31,	March 31,	May 15,	March 31,	March 31,	June 30,	June 30,
2004	2005	2006	2007	2007	2008	2009	2008	2009

Combined	Predecessor	Predecessor	Predecessor	Predecessor	Successor	Successor	Successor	Successor
(In millions, except ratio amounts)
EARNINGS BEFORE FIXED CHARGES:

Net income (loss) from continuing operations before cumulative effect of accounting change and extraordinary items	$55	$96	$(275)	$(64)	$(97)	$(20)	$(1,910)	$24	$143
Less: Equity income of non-consolidated affiliates	(6)	(6)	(16)	(3)	(1)	(25)	172	2	10
Plus: Dividends received from non-consolidated affiliates	2	—	5	—	4	—	—	—	2
Plus: Noncontrolling interest of subsidiaries that have fixed charges	10	21	1	2	(1)	4	(12)	2	18

Earnings before fixed charges	$61	$111	$(285)	$(65)	$(95)	$(41)	$(1,750)	$28	$173

FIXED CHARGES:
Amount representative of interest factor in rentals	$6	$7	$7	$1	$1	$9	$8	$3	$2
Interest expense and amortization of debt issuance costs	74	203	221	54	27	191	182	45	43
Interest expense from equity investees	2	(1)	1	—	—	(1)	—	—	—
Capitalized interests	1	1	2	—	—	—	—	—	—

Total fixed charges	83	210	231	55	28	199	190	48	45
Less: Capitalized interests	(1)	(1)	(2)	—	—	—	—	—	—

Fixed charges added to income (loss)	$82	$209	$229	$55	$28	$199	$190	$48	$45

Plus: Amortization of capitalized interest	6	7	9	1	(2)	—	—	—	—
Plus: Income taxes	166	107	(4)	7	4	73	(246)	35	112

Earnings before fixed charges and income taxes	$315	$434	$(51)	$(2)	$(65)	$231	$(1,806)	$111	$330

RATIO OF EARNINGS TO FIXED CHARGES	3.8	x	2.1	x	(A	)	(A	)	(A	)	1.2	x	(A	)	2.3	x	7.3	x

(A)	Due to losses incurred, the ratio coverage was less than 1:1 for each of the periods presented below. The table below presents the amount of additional earnings required to bring the fixed charge ratio to 1:1 for each respective period.

		Three
		Months	April 1, 2007
	Year Ended	Ended	Through	Year Ended
	December 31,	March 31,	May 15,	March 31,
	2006	2007	2007	2009

(In millions)	Predecessor	Predecessor	Predecessor	Successor
Additional earnings required to bring fixed charge ratio to 1:1	$280	$57	$93	$1,996